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                                                               EXHIBIT (a)(5)(A)

FOR IMMEDIATE RELEASE

October 31, 2001

ARV Assisted Living, Inc. Amends Tender Offer for American Retirement Villas Properties III, L.P.


     COSTA MESA, CA., October 31, 2001. ARV Assisted Living, Inc. (AMEX:SRS) the Managing General Partner of American Retirement Villas Properties III, L.P., today announced an amendment to the cash tender offer that it commenced through a wholly-owned limited partnership, ARVP Acquisition, L.P., on October 18, 2001.



     The amendment to the tender offer increases both the total number of units that will be purchased and the purchase price per unit. ARVP is now offering to purchase all of the limited partnership units for a net cash purchase price of $400 per unit. The Offer, which began October 18, 2001, will expire at 12:00 midnight (Eastern Time) on Thursday, November 15, 2001. The Offer, as amended, is conditioned upon, among other things, there being validly tendered and not withdrawn a number of units that will constitute at least 30% of the outstanding units in ARVP III.



     Founded in 1980, ARV is one of the largest operators of assisted living communities in the nation, currently operating 57 communities containing approximately 6,800 units in ten states.


     THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY. IT DOES NOT CONSTITUTE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE TENDER OFFER FOR ARVP III'S LIMITED PARTNERSHIP UNITS. ARVP III'S UNITHOLDERS WILL BE ABLE TO OBTAIN ARVP III'S SOLICITATION/RECOMMENDATION STATEMENT FOR FREE WHEN IT BECOMES AVAILABLE AT THE SEC'S WEB SITE AT WWW.SEC.GOV. ARV HAS URGED THE ARVP III UNITHOLDERS TO CAREFULLY REVIEW ANY SUCH SOLICITATION/RECOMMENDATION STATEMENT PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE TENDER OFFER PROPOSAL.

Contact:
  ARV Assisted Living Inc.
  Abdo H. Khoury, President and
  Chief Financial Officer
  714/751-7400